Exhibit 3.2

         RESOLVED:   That  Article   Third  of  the  Restated   Certificate   of
         Incorporation of the corporation, as amended, be, and it hereby is, amended in its entirety to read as follows:

         THIRD. The designation of each class of shares, the authorized number of shares of each such class, and the par value of each share thereof, are as follows:

         The corporation shall have one (1) class of stock designated as Common Stock and consisting of Fifty Million (50,000,000) authorized shares. Each share of Common Stock shall be without par value.

         The corporation shall have one (1) class of stock designated as Preferred Stock and consisting of Five Hundred Thousand (500,000) authorized shares. Each share of Preferred Stock shall be without par value.

         The amendment was adopted and approved by the shareholders of the corporation at a meeting held on November 29, 1999.